UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ⬜

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ⬜

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ⬜

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⬜	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.       Press release issued by ABB Ltd dated December 7, 2021, titled “ABB Capital Markets Day 2021: Cementing Performance Culture”.

2.       Press release issued by ABB Ltd dated December 1, 2021, titled “ABB General Counsel Maria Varsellona to leave company”.

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ZURICH, SWITZERLAND, DECEMBER 7, 2021

ABB Capital Markets Day 2021: Cementing Performance Culture

•        Revenue growth target lifted to 4-7% through economic cycle

•        Group Operational EBITA margin target sharpened to at least 15% as from 2023

•        Sustainable transport supporting mid-term growth story

•        CEO: “Demand has remained robust this far and we anticipate positive market momentum in 2022 but still have to manage supply chain disruptions”

•        Swiss IPO for E-mobility planned for H1 2022

•        CFO: “Continued strong cash flow generation to support organic growth and M&A”

•        Introduction of ABB Circularity Framework as part of 2030 Sustainability Strategy

ABB will be hosting its Capital Markets Day today, December 7, starting 12.00 midday CET. At the event, CEO, Björn Rosengren, CFO, Timo Ihamuotila, as well as other members of the Executive Committee, will give an update on ABB’s ongoing transformation into a more profitable group with increased growth rates, its updated financial targets and its portfolio management efforts. Furthermore, they will give insights into its technologies and offerings that promote sustainable transport.

“Over the last 24 months, ABB has made solid progress in implementing its decentralized organization and improving quality of revenues. But we are still not where we want to be,” said CEO Rosengren. “Our technology leadership in electrification and automation, aligned with sustainability and the global megatrends, is at the core of ABB’s Purpose and gives us a competitive edge. Nevertheless, we need to cement a high performance and integrity culture in everything we do. Therefore, a sharpened focus on accountability, transparency and speed in 2022 will help drive growth, lift profitability and create further value for shareholders.”

Improving performance

Since the start of 2020, ABB has decentralized its organization to bring business decisions closer to the customer and successfully rolled out its new operating model called ABB Way, including the introduction of a scorecard-based performance management system. Furthermore, the Group has focused on a better quality of revenues by targeting high‑growth segments (e.g. data centers, food and beverage, EV charging), growing the software portfolio, increasing revenues through distributors and enlarging the exposure to short-cycle products.

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ABB has lifted its revenue growth target to 4-7% through the economic cycle, in constant currency, which is the total of 3-5% organic growth and 1-2% acquired growth. ABB also sharpened its operational EBITA margin target to be at least 15% as from 2023. These changes take into account the immediate adverse margin impacts due to the exit of the Dodge (MPT) and Turbocharging divisions. The Group had previously targeted 3-5% for revenue growth through the cycle and an operational EBITA margin in the upper half of a 13-16% range as from 2023.

CEO Rosengren added: “Order activity has remained robust this far and we anticipate a positive market momentum in the business year 2022. That said, we still have to manage the disruptions in the supply chain, which most likely will impact customer deliveries in the fourth quarter and at least the early part of next year.”

ABB is more optimistic about its revenue growth prospects not only because of its global leading businesses and its decentralized operating model but also because it will benefit from important secular trends. For example, energy efficiency is a key driver for decarbonizing the economy, including the industrial sector, while declining working age populations and rising labor costs are driving demand for automation in industrial and other sectors.

Approximately 60% of the Group’s divisions are currently in growth mode, which means they focus both on organic growth, as well as M&A opportunities that can fill technology gaps, focus on high-growth segments and open up new geographic markets.

ABB is expecting to make five or more small to mid-sized acquisitions per year. This will be funded through the Group’s “continued strong cash flow generation,” said CFO Timo Ihamuotila. He also reiterated ABB’s capital allocation priorities of funding organic growth, paying a rising sustainable dividend per share, making value-creating acquisitions and returning additional cash to shareholders via share buyback programs.

Portfolio management progress

Last year, ABB announced the exit of three divisions of which the Dodge (MPT) business has already been successfully sold in November. At today’s event, CEO Rosengren will give an update on the Group’s ongoing portfolio management efforts. This includes exiting the Turbocharging division (PA) through a spin-off to existing shareholders or a divestment and is targeted for summer 2022. The final decision will be based purely on which route creates the most value. ABB also plans to divest its Power Conversion (EL) division in the second half of 2022 as it continues to improve its business’ performance.

In addition, ABB is continuing to work towards an initial public offering of its E-mobility division (EL). The legal separation is expected to be completed during Q1 2022 and if market conditions remain favorable, a listing in Switzerland would be targeted for the first half of 2022. ABB would retain a majority shareholding in the future listed entity.

Sustainable transport

At today’s event, the four business area Presidents will present their product portfolios that enable sustainable transport, representing in total ~10% of Group order intake. ABB has been outperforming this market segment for the last five years, growing at an estimated 17% per annum and expects to continue to outgrow the market, which is estimated to show double-digit growth in the mid-term. Key product drivers will be EV charging for cars and busses, traction systems in railways, trucks and mines and green hydrogen technology in the marine sector.

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One particular highlight is the growing demand for electric vehicles (EVs), whose sales are expected to exceed non-EV sales by 2035*, driven by the global electrification, decarbonization and digitalization trends. For example, the Robotics division is the second largest provider of technology for the assembling of the powertrain and battery, the car body, as well as the painting and sealing of EVs. Furthermore, ABB is the leading company for charging solutions (AC & DC) to passenger e-cars, e-buses and e-trucks, as well as rail infrastructure.

Sustainability strategy: Circularity framework rollout

At last year’s CMD, ABB unveiled its ambitious Group 2030 sustainability strategy based on three pillars of enabling a low-carbon society, preserving resources and promoting social progress. Significant steps have already been made, above all through ABB technology supporting customers in reducing their annual CO2 emissions by more than 100 megatons, which is the equivalent of 30 million combustion cars.

In 2022, ABB will introduce a circularity framework covering every stage of the product lifecycle in order to preserve resources. It will include stages: design and sourcing; production and packaging; optimizing the use phase (efficiency and lifetime); and the end-of-life phase (take back and recycling). The goal is to have 80% of ABB products, solutions and services covered by the circularity framework by 2030, with the company’s progress measured against a set of KPIs. Already today, several initiatives are in place. For example, close to 40% of ABB’s 400 sites across the world are sending zero waste to landfills.

*Source: Long-term Electric Vehicle Outlook 2021, BloombergNEF

Note to editors: The Capital Markets Day can be followed on the ABB Investor Relations website from midday to 5.00 pm CET.

ABB (ABBN: SIX Swiss Ex) is a leading global technology company that energizes the transformation of society and industry to achieve a more productive, sustainable future. By connecting software to its electrification, robotics, automation and motion portfolio, ABB pushes the boundaries of technology to drive performance to new levels. With a history of excellence stretching back more than 130 years, ABB’s success is driven by about 105,000 talented employees in over 100 countries. www.abb.com

Important notice about forward-looking information

This press release includes forward-looking information and statements which are based on current expectations, estimates and projections about the factors that may affect our future performance, including the economic conditions of the regions and industries that are major markets for ABB. These expectations, estimates and projections are generally identifiable by statements containing words such as “anticipates”, “expects,” “believes,” “estimates,” “plans”, “targets”, “aims” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets or anticipated transactions. Some important factors that could cause such differences include, among others, business risks associated with the COVID-19 pandemic, the volatile global economic environment and political conditions, costs associated with compliance activities, market acceptance of new products and services, changes in governmental regulations and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved. The foregoing list of factors is not exclusive and undue reliance should not be placed upon any forward-looking statements, including projections, which speak only as of the date made.

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For more information please contact:
Media Relations Phone: +41 43 317 71 11 Email: media.relations@ch.abb.com	Investor Relations Phone: +41 43 317 71 11 Email: investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 8050 Zurich Switzerland

ABB CAPITAL MARKETS DAY 2021: CEMENTING PERFORMANCE CULTURE	4/4

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ZURICH, SWITZERLAND, DECEMBER 1, 2021

ABB General Counsel Maria Varsellona to leave company

ABB announced today that Maria Varsellona, General Counsel & Company Secretary and Member of the Executive Committee, will leave the company to become Chief Legal Officer of the global consumer brands company Unilever as of April 1, 2022. Her successor will be announced in due course.

“We wish Maria all the best in her future professional and private endeavors,” said CEO Björn Rosengren. “Since joining ABB in 2019, Maria has strengthened the legal team and its capabilities, as well as successfully aligning it with ABB’s decentralized operating model. Furthermore, she has helped to install the highest ethical standards as part of our corporate culture and roll out a new group-wide code of conduct.”

ABB (ABBN: SIX Swiss Ex) is a leading global technology company that energizes the transformation of society and industry to achieve a more productive, sustainable future. By connecting software to its electrification, robotics, automation and motion portfolio, ABB pushes the boundaries of technology to drive performance to new levels. With a history of excellence stretching back more than 130 years, ABB’s success is driven by about 105,000 talented employees in over 100 countries. www.abb.com

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For more information please contact:
Media Relations Phone: +41 43 317 71 11 Email: media.relations@ch.abb.com	Investor Relations Phone: +41 43 317 71 11 Email: investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 8050 Zurich Switzerland

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: December 13, 2021.	By:	/s/ Ann-Sophie Nordh
		Name:	Ann-Sofie Nordh
		Title:	Group Senior Vice President and Head of Investor Relations

Date: December 13, 2021.	By:	/s/ Richard A. Brown
		Name:	Richard A. Brown
		Title:	Group Senior Vice President and Chief Counsel Corporate & Finance